SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     Year-to-date EBITDA reaches R$3.0 billion In U.S. dollar, EBITDA was US$1.9 billion, an increase of 10%

MAIN HIGHLIGHTS:

▶	Focus on Competitiveness
✓

Year-to-date EBITDA totaled US$1,850 million, a 10% growth over the 9M10, impacted by the 8% average appreciation of the real. EBITDA in Brazilian reais was R$3,024 million, in line with the same period of the previous year.

✓

The PVC and butadiene expansion projects, which are designed to add value to the existing streams and meet continuing market growth, are moving ahead on schedule in order to become operational in May and July 2012, respectively.

✓ Braskem signed an agreement with Basf to supply propylene for the Brazilian acrylic complex to be built in Camaçari, which will allow sales to be redirected from exports to the domestic market.
✓

In the second half, in line with its constant pursuit of efficiency and competitiveness, the Company launched a new fixed-cost reduction program, aiming to offset the effects of inflation by around 7%.

✓ Synergies from Quattor acquisition amounted to R$309 million, or US$189 million, through September 2011. For the year as a whole, synergies are estimated at R$377 million.
▶	International expansion and diversification of feedstock at competitive costs
✓

Braskem announced the conclusion of its acquisition of Dow Chemical s polypropylene business, thereby strengthening its international expansion strategy and consolidating its position as the largest polypropylene producer in the United States.

✓

The Company also moved ahead with the implantation of the Ethylene XXI Project in Mexico, whose main advantages are competitive feedstock prices and the opportunity to supply the Mexican market, where there is a shortage of the product.

▶	Commitment to financial health
✓

The US$500 million 30-year bond issue due in July 2041 extended the Company s average debt term to 12 years. The average debt term considering only the dollar pegged portion extended to 17 years. The Company s net debt / EBITDA ratio in U.S. dollars closed 3Q11 at 2.32x, versus 2.47x at the end of 2Q11. In reais, financial leverage was 2.62x. In both cases, the ratio was impacted by the 19% appreciation of the U.S. dollar in the quarter.

✓

On November 1, 2011, the ratings agency Fitch raised Braskem s rating to BBB- , effectively granting it an investment grade status, with a stable outlook. The agency highlighted as positive points the Company s strategic position in the global petrochemical industry, as well as the management of its financial profile and its strong shareholding structure. Braskem is now considered as investment grade by all three global ratings agencies.

✓

On October 25, 2011, BNDES approved a credit limit to the Company in the amount of R$2.46 billion. Braskem will use it in investment projects which should occur during the next three years, and is subject to prior approval of the Board of Directors.

▶	EXECUTIVE SUMMARY:

The economic measures adopted by the European countries and the United States were insufficient to add momentum to the global economy in 3Q11. In addition, increasing uncertainties regarding the impact of a slowdown on emerging country growth ended up jeopardizing the commodities market.

In 3Q11, the global petrochemical industry was marked by the continuing volatility of feedstock prices, combined with speculation in the oil market; and the lower basic petrochemical and resin prices, caused by shrinking demand. Resin1 and basic petrochemical2 spreads, except for those of butadiene, fell by around 12% and 17%, respectively, over the previous quarter.

The Brazilian economy, however, continued to show a consistent performance in relation to the global market, with expectations of annual growth of around 3.2%. Brazilian thermoplastic resin demand in the first nine months remained virtually flat over the same period last year, totaling 3.6 million tons. The domestic market was adversely impacted by the increase in manufactured products imports that, in general, were influenced by the benefits of ICMS tax credits conceded when entering the country through some states. This type of regime has already been declared unconstitutional by the Federal Supreme Court, which will have an impact on imports benefiting from these incentives.

Influenced by seasonality, the Brazilian thermoplastic resin market3 grew by 13% over 2Q11 to 1.3 million tons, while Braskem s sales increased by 12% to 857 ktons in line with the upturn in domestic demand. Resin prices4 remained in line with international prices, which recorded a 7% fall. Average cracker capacity use remained flat at 86%.

Braskem posted 3Q11 EBITDA of R$940 million, or US$568 million, mainly affected by the reduction in the contribution margin, in line with the international trajectory of lower spreads. The EBITDA margin excluding naphtha, condensate and oil resale was 12.5%.

Year-to-date EBITDA totaled US$1,850 million, 10% up on 9M10, despite the high volatility in the global market, underlining the Company s strong cash generation capacity. In reais, EBITDA amounted R$3.0 billion, in line with the same period of last year.

Synergies from the acquisition of Quattor s assets totaled R$309 million in 2011 through September. The main gains were on the industrial and logistics fronts and were chiefly due to: (i) integrated planning by the industrial units; (ii) a reduction of around 20% in the number of grades (ongoing); (iii) the optimization of production and the higher value of cracker products such as butadiene; (iv) gains from international storage and freight rates; and (v) the integrated management of feedstock purchases. The capture of synergies in the period reinforced Braskem s strategy of adding value to acquired assets and pursuing competitiveness.

Braskem closed 3Q11 with net debt of R$10.8 billion, 11% higher than at the end of 2Q11. Given the net debt s 70% U.S. dollar exposure, financial leverage measured by the net debt/EBITDA ratio increased from 2.30x to 2.62x. In USD, however, declined from 2.47x to 2.32x, in line with the Company s commitment to maintaining its investment grade status.

The effect of the 19% devaluation of the real on Braskem s net dollar exposure had a negative impact of R$1.6 billion on the 3Q11 financial result. It is important to note, however, that this effect had no immediate impact on the Company s cash position. In fact, it represents the accounting effect of the exchange variation, especially on debt, and will only be disbursed when the debt matures. The average term of the debt is 12 years. Considering only the dollar pegged portion, the average term is 17 years. This factor was the reason for the Company s 3Q11 net loss of R$1,046 million, which in turn led to a year-to-date net loss of R$316 million.

With virtually 100% of revenue and 80% of costs directly or indirectly pegged to the variation in the dollar, the Company considers it appropriate to maintain a substantial portion of its debt in the same currency.

Oil market volatility and reduced demand for petrochemicals continue to affect the scenario in the short term. In the medium and long term, however, the outlook remains positive, given that the supply from the new petrochemical capacities is expected to be lower than the demand growth.

[1] 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)
[2] 80% Ethylene and propylene, 20% BTX base Europe
[3] Demand was measured internally by the Company, by Abiquim (PVC) and by the Alice import system
[4] 65% PE (USA) 25% PP (Asia) and 10% PVC (Asia)

PERFORMANCE:

▶	EBITDA

Braskem recorded consolidated EBITDA5 of R$940 million in 3Q11, 18% down on the previous quarter. In U.S. dollar terms, EBITDA fell by 21% to US$568 million. The increase in sales volume partially offset the margin squeeze between the quarters, which followed the reduction in spreads in the international market. The spreads of resins and the main basic petrochemicals, with the exception of butadiene, narrowed by 12% and 17%, respectively. The EBITDA margin recorded 10.8% in the quarter, 290 bps down on 2Q11, while the ex-resale EBITDA margin stood at 12.5%.

In relation to 3Q10, EBITDA fell by 9% in reais and 4% in dollars. The reduction in sales volume and the 6% appreciation of the real were offset by higher basic petrochemical and resin prices.

Note: see the restatement of net income and EBITDA in Exhibit III.

In 9M11, Braskem s consolidated EBITDA6 came to R$3,024 million, in line with the same period last year. The increase in basic petrochemical and resin prices partially offset the higher raw material prices, the 8% appreciation of the real and the reduction in sales volume triggered by the power blackout which affected production until mid-May. EBITDA in USD grew by 10% to US$1,850 million, underlining the Company s dollar exposure.

5 EBITDA can be defined as earnings before the financial result, income tax and social contribution, depreciation and amortization, and revenues and expenses from the sale or impairment of fixed/intangible assets. BITDA is used by the Company s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered adversely affect a substitute for net income or as an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with international financial reporting standards (IFRS) and may be defined and calculated differently by other companies.

6 We began to consolidate Cetrel s figures in full as of 2Q11. EBITDA in the first nine months therefore includes Cetrel s figures retroactive to January 2011.

Operational, economic and financial factors impacting EBITDA performance:

Braskem s thermoplastic resin sales in the domestic market increased 12% to 857 ktons, in line with the upturn in domestic demand, while prices7 followed those on the international market, which fell by around 7%.

During the quarter, imports of polyolefins (PE and PP) and PVC accounted for 29% and 35% of the domestic market, respectively, reflecting: (i) the domestic shortfall of PVC, whose imports totaled around 110 ktons; and (ii) the continuing opportunistic entry of imports through ports that granted ICMS tax credits (reaching 9% in Santa Catarina), which has already been judged unconstitutional by STF (Federal Supreme Court), added to the appreciation of the real. The volatility of the exchange rate as of the second week of September may affect import decisions in the fourth quarter, given that such decisions are normally taken around 45 days or more prior to the product s scheduled date of arrival at the destination port.

Braskem s year-to-date thermoplastic resin sales (PE, PP and PVC) in the domestic market fell by 6% over 9M10 to 2.4 million tons, due to: (i) the reduced capacity utilization rate, which was affected by the blackout that impacted operations in the Northeast of Brazil in the first quarter; and (ii) higher imports due to the appreciation of the real and the ICMS tax credit benefits granted by certain ports. On the other hand, resin prices recorded double-digit growth, in line with the international market.

▶	Polyolefins

Brazilian Market: estimated polyolefin (PE and PP) demand was 1,010 ktons in 3Q11, 11% up on the previous quarter and 4% less than the 1,050 ktons recorded in 3Q10. In the nine months of 2011, the market reached 2.8 million tons, in line with the same period of 2010..

Domestic Sales: Sectors related to agribusiness, consumer goods and infrastructure pushed the sales in the third quarter, when volume climbed 12% over the previous quarter. The electro-electronics segment also had good performance. In comparison with 3Q10, sales volume fell by 10%.

Exports: exports totaled 389 ktons, explained by (i) higher output than in 2Q11; (ii) the recovery of sales in captive markets; and (iii) windows of opportunity in other markets, such as Asia.

Production: production totaled 1,047 ktons, 7% more than in 2Q11, due to higher PP capacity utilization following the scheduled maintenance shutdown that impacted the previous quarter. In relation to 3Q10, output fell by 4%, due to the scheduled maintenance shutdown of the Rio de Janeiro cracker in July 2011.

Year-to-date: total sales remained virtually flat over 9M10, chiefly due to higher exports to markets where the Company has qualified sales. Production dipped by 2%, influenced by scheduled and unscheduled shutdowns in the period.

Performance (tons) POLYOLEFINS	3Q11 (A)	2Q11 (B)	3Q10 (C )	Change% (A)/(B)	Change% (A)/(C )	9M11 (D)	9M10 (E)	Change% (D)/(E)
Sales Domestic Market
PE's	418,298	371,823	475,227	12	(12)	1,156,430	1,250,056	(7)
PP	303,560	272,456	328,207	11	(8)	866,087	913,219	(5)
Total Domestic Market	721,858	644,278	803,433	12	(10)	2,022,518	2,163,275	(7)
Sales International Market
PE's	260,168	221,140	241,935	18	8	673,711	606,149	11
PP	129,319	89,160	100,523	45	29	321,459	226,165	42
Total Exports	389,487	310,300	342,458	26	14	995,170	832,313	20
Total Sales
PE's	678,466	592,963	717,162	14	(5)	1,830,142	1,856,205	(1)
PP	432,880	361,615	428,729	20	1	1,187,546	1,139,383	4
Total Sales		954,578		16	(3)	3,017,688	2,995,588	1

Production
PE's	623,964	620,383	676,819	1	(8)	1,820,761	1,897,596	(4)
PP	423,381	358,470	417,914	18	1	1,182,790	1,166,087	1
Total Production		978,853		7	(4)	3,003,551	3,063,684	(2)

[7] 65% PE (USA), 25% PP (Asia) e 10% PVC (Asia)

▶	Vinyls

Brazilian Market: PVC demand in the third quarter was estimated at close to 320 ktons, around 20% up on 2Q11 and 3Q10. In the nine months of 2011 the market reached 830 ktons, 6% up year-on-year.

At the end of September, CAMEX (The Brazilian Foreign Trade Chamber) revised the application of antidumping rights over U.S. imports to an ad valorem tariff of 16%, replacing the moving formula previously in force, whose calculation was based on ICIS publication. The change in the antidumping right application came from the need of recovering the effectiveness of the applied right.

Domestic Sales: Braskem s sales volume increased by 12% over the previous quarter, limited by current production capacity. In the same period, caustic soda sales moved up by 16%. In comparison with 3Q10, PVC sales increased by 3%, while soda sales fell by 12%, impacted by the reduction in the period utilization rate.

Production: with a capacity utilization rate of 94% in the period, total PVC output increased 13% over 2Q11 and reached 121 ktons. In the case of soda, the recovery in the utilization rate pushed up output by almost 60%. In comparison with 3Q10, PVC and caustic soda production both fell by 3%.

Year-to-date: In 9M11 PVC and caustic soda sales declined by 4% and 14%, respectively, over 9M10. In both cases, the reduction was due to the power blackout, which jeopardized the Company's operations in the Northeast of Brazil in 1Q11, with a partial impact until midway through the second quarter.

Performance (tons) VINYLS	3Q11 (A)	2Q11 (B)	3Q10 (C )	Change% (A)/(B)	Change% (A)/(C )	9M11 (D)	9M10 (E)	Change% (D)/(E)
Sales Domestic Market
PVC	135,350	119,742	130,783	13	3	361,527	374,836	(4)
Caustic Soda	112,447	96,849	127,474	16	(12)	299,626	342,576	(13)
Production
PVC	121,120	107,415	125,170	13	(3)	321,390	358,250	(10)
Caustic Soda	118,105	74,409	121,981	59	(3)	256,476	361,547	(29)

▶	Basic Petrochemicals

Ethylene and propylene: third-quarter ethylene and propylene sales totaled 226 ktons, in line with the previous quarter, explained by the period window of opportunity for ethylene exports. Following the international trajectory, average ethylene and propylene prices fell by 9% and 11% over 2Q11, respectively. In relation to 3Q10, sales volume declined by 4%, although this was offset by the 20% upturn in prices.

Butadiene: sales volume grew 9% over 2Q11, reflecting better volume production and the continuing healthy performance of the domestic and international markets. Prices maintained their upward trend, increasing by 25%. Compared to 3Q10, sales remained virtually flat while prices climbed by 71%.

BTX: sales increased by 12% over 2Q11, reflecting the return to normal production levels by clients who had undergone maintenance shutdowns. In relation to 3Q10, sales dropped by 11%, reflecting lower production, offset by higher prices, which rose around 30% in line with the international market.

In general, 9M11 sales recorded a downturn over the same period last year, impacted by reduced product availability as a result of the blackout that hit operations in the Northeast, as explained previously. However, this was offset by higher average prices, which presented double digit growth.

Performance (tons) BASIC PETROCHEMICALS	3Q11 (A)	2Q11 (B)	3Q10 (C )	Change% (A)/(B)	Change% (A)/(C )	9M11 (D)	9M10 (E)	Change% (D)/(E)

Sales Domestic Market
Ethylene	121,969	124,022	125,576	(2)	(3)	368,455	395,120	(7)
Propylene	53,249	57,107	63,668	(7)	(16)	162,663	193,684	(16)
Cumene	76,066	76,153	72,032	(0)	6	227,246	213,596	6
Butadiene	68,153	68,659	62,788	(1)	9	199,051	191,465	4
BTX*	158,415	146,776	144,047	8	10	451,983	465,179	(3)
Sales International Market
Ethylene	7,737		6,079	0	27	7,737	6,079	27
Propylene	43,478	43,965	41,197	(1)	6	120,527	131,710	(8)
Butadiene	17,350	10,122	23,692	71	(27)	37,530	61,051	(39)
BTX*	110,098	92,604	158,556	19	(31)	292,711	417,513	(30)
Total Sales
Ethylene	129,706	124,022	131,655	5	(1)	376,192	401,199	(6)
Propylene	96,727	101,072	104,865	(4)	(8)	283,191	325,394	(13)
Cumene	76,066	76,153	72,032	(0)	6	227,246	213,596	6
Butadiene	85,503	78,780	86,481	9	(1)	236,580	252,516	(6)
BTX*	268,513	239,380	302,603	12	(11)	744,694	882,692	(16)

Braskem s crackers operated at an average utilization rate of 86% in 3Q11, reflecting the scheduled 30-day maintenance shutdown in Rio de Janeiro in July.

Performance (tons) BASIC PETROCHEMICALS	3Q11 (A)	2Q11 (B)	3Q10 (C )	Change% (A)/(B)	Change% (A)/(C )	9M11 (D)	9M10 (E)	Change% (D)/(E)

Production
Ethylene	812,442	808,278	861,717	1	(6)	2,359,896	2,485,292	(5)
Propylene	365,629	379,448	399,689	(4)	(9)	1,087,774	1,166,947	(7)
Cumene	72,708	83,561	69,881	(13)	4	227,647	211,186	8
Butadiene	84,245	80,939	84,272	4	(0)	237,936	250,841	(5)
BTX*	290,174	322,750	346,678	(10)	(16)	903,311	1,018,098	(11)

BTX* Benzene, Toluene, Orthoxylene and Paraxylene

▶	International Business

U.S. Market: scheduled maintenance shutdowns fueled PP demand until mid-August. On the other hand, expectations of a continuous reduction in propylene prices, with a subsequent reduction in resin prices, ended up influencing demand throughout the quarter.

Sales: the International Business Unit, represented by Braskem America, recorded sales volume of 206 ktons in the quarter, 12% up on 2Q11 mainly due to greater product availability in the third quarter. In relation to 3Q10, sales fell by 9% due to reduced output.

Production: 3Q11 production totaled 198 ktons, an increase of 6% compared to the previous quarter, reflecting the recovery in the utilization rate after the scheduled maintenance shutdown at the LaPorte site. Production fell by 15% in relation to 3Q10, due to the closure of one of LaPorte s production lines, given its low competitiveness and the fact that it was already operating at reduced rates.

Year-to-date: 9M11 sales totaled 591 ktons, 6% less than the same period last year, reflecting lower product supply, as explained previously.

Performance (tons) INTERNATIONAL BUSINESS	3Q11 (A)	2Q11 (B)	3Q10 (C )	Change% (A)/(B)	Change% (A)/(C )	9M11 (D)	9M10 (E)	Change% (D)/(E)
Sales
PP	206,387	184,744	227,954	12	(9)	590,649	630,642	(6)
Production
PP	198,008	187,577	233,765	6	(15)	580,506	631,036	(8)

The capacity utilization rates of Braskem s main products are shown below:

▶	Net Revenue

3Q11 consolidated net revenue totaled US$5.3 billion, in line with the previous quarter. The increase in basic petrochemical and resin sales volume partially offset the lower prices. In reais, net revenue came to R$8.7 billion, 4% more than the previous quarter.

In relation to 3Q10, consolidated net revenue in dollars grew by 23%, reflecting higher prices, which accompanied the upward price trend in the international markets. In reais, consolidated net revenue grew by 15%, impacted by the average 6% period appreciation of the local currency.

In 9M11, consolidated net revenue totaled US$15.0 billion, or R$24.5 billion, 28% and 17% up, respectively, on 9M10, reflecting the period price upturn.

Note: see results by business segment in Exhibit X.

Export revenue in the quarter totaled US$1.9 billion (35% of net revenue), 9% higher than in 2Q11, mainly due to continuing resale opportunities totaling US$710 million and the increased supply of polyolefins and certain cracker co-products, especially butadiene and toluene, whose total revenue climbed by 29%. In comparison with 3Q10, export revenue grew by 51% from US$1.2 billion (29% of net revenue).

In 9M11, export revenue came to US$4.9 billion (33% of net revenue), 59% higher than in 9M10, chiefly due to higher resale volume, associated with the upturn in international prices, which recorded double-digit growth.

▶	Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) came to R$7.8 billion in 3Q11, 9% up on the previous quarter, basically reflecting the period increase in sales volume.

The ARA naphtha price stood at US$953/ton in the quarter, 4% down on the US$991/ton recorded in 2Q11, but less than the decline in resin and basic petrochemical prices, which fell by an average 7% and 10%, respectively. The three-month moving average, which is a reference for domestic supply, was US$969/ton, virtually in line with the previous quarter (US$962/ton). The 3% appreciation of the U.S. dollar had a negative impact of R$177 million on COGS. Braskem acquires the bulk of its naphtha feedstock from Petrobras and the remainder is imported directly from suppliers in Argentina, Mexico, Venezuela and countries in North Africa.

Regarding average gas prices, the benchmark ethane price (Mont Belvieu) remained flat over 2Q11 at US$78 cts/gal, while propane prices grew by 3% to US$154 cts/gal. The average USG propylene price fell by 12% to US$1,690/ton, impacted by the limited supply of the product and dwindling international demand.

In relation to 3Q10, COGS was 20% higher, mainly reflecting the increase in feedstock prices the ARA naphtha price climbed by 45% between the two periods.

In 9M11, COGS came to R$21.3 billion, 20% up on the R$17.7 billion recorded in the same period last year, reflecting the higher feedstock prices, partially offset by the exchange variation. The ARA naphtha price averaged US$950/ton in 9M11, 38% higher than the 9M10 average of US$687/ton. Benchmark ethane and propane prices (Mont Belvieu) increased by 26% and 30%, respectively, over the same period last year to US$74 cts/gal and US$147 cts/gal, while USG propylene prices climbed by 33% to US$1,760/ton.

▶	Selling, General and Administrative Expenses (SG&A)

In 3Q11, Selling, General and Administrative expenses totaled R$495 million, 5% higher than in 2Q11 and R$16 million, or 3%, more than in 3Q10.

Selling Expenses amounted to R$216 million in the 3Q11, up 16% from the previous quarter, mainly due to expenses associated with the increase in sales volume, such as product storage, freight and leasing. In comparison with 3Q10, selling expenses grew by 8%, reflecting higher external freight charges, which followed the upturn in oil prices.

General and Administrative Expenses totaled R$279 million in the quarter, R$7 million lower than in 2Q11, mainly reflecting the R$13 million reduction in expenses with third parties, advertising and auditing, which was partially offset by the R$8 million increase in expenses with advisory services related to sustainability and innovation, among others. In relation to 3Q10, G&A expenses remained stable.

Year-to-date SG&A expenses totaled R$1.5 billion, 5.7%, or R$78 million, up on 9M10, primarily due to higher depreciation, higher labor costs associated with a collective negotiation agreement and higher expenses from third-party advisory services, as mentioned above.

▶	Net Financial Result

The 3Q11 net financial result was an expense of R$2,064 million, versus an expense of R$79 million in 2Q11, mainly due to the 19% period appreciation of the U.S. dollar8 against the real.

Since Braskem has net exposure to the USD (more dollar-pegged liabilities than dollar-pegged assets), any change in the exchange rate has an impact on the book financial result. On September 30, 2011, this net exposure was composed of: (i) in the operation, 42% of supplier accounts, partially offset by 47% of accounts receivable; and (ii) in the capital structure, 70% of net debt. Given its heavily dollarized operational cash flow, Braskem considers this exposure to be adequate. Virtually 100% of its revenue and most of its costs are directly or indirectly pegged to dollar.

It is worth noting that the negative foreign exchange effect of R$1,620 million does not have a direct cash impact in the short term. This amount represents foreign exchange accounting impacts, especially on the Company s debt, which will only be disbursed when the debt, which has a total average maturity term of 12 years and 17 years in dollars, matures. Given Braskem s dollar-pegged cash flow profile, the appreciation of the USD will have a negative accounting effect in the short term, but a net positive impact on cash flow in the medium term.

Excluding the effects from foreign exchange and monetary variation on the balance-sheet accounts exposed to the dollar, the 3Q11 net financial result was an expense of R$379 million, R$13 million lower than in 2Q11. The financial expense in the quarter was also affected by the exchange impact on the outstanding debt.

On the same basis, the year-to-date net financial result was an expense of R$989 million, which represents a R$96 million decline from the same period last year.

The following table gives a breakdown of Braskem's net financial result on a quarterly and annual basis.

8 On September 30, 2011, the Brazilian real/U.S. dollar exchange rate stood at R$ 1.8544/US$ 1.00.

Million of R$	3Q11	2Q11	3Q10	9M11	9M10

Financial Expenses	(2,531)	(135)	164	(2,801)	(1,426)
Interest Expenses	(284)	(243)	(251)	(736)	(688)
Monetary Variation (MV)	(72)	(79)	(70)	(224)	(366)
Foreign Exchange Variation (FX)	(2,021)	430	737	(1,366)	283
IOF/Income Tax/Banking Expenses	(2)	(3)	(12)	(9)	(26)
Net Interest on Fiscal Provisions	(58)	(65)	(57)	(161)	(181)
Others*	(93)	(174)	(184)	(306)	(447)
Financial Revenue	467	56	19	604	349
Interest	48	63	64	174	207
Monetary Variation (MV)	7	14	30	41	76
Foreign Exchange Variation (FX)	401	(51)	(99)	340	16
Net Interest on Fiscal Credits	2	22	2	27	6
Others	9	9	21	21	43
Net Financial Result	(2,064)	(79)	183	(2,198)	(1,077)

Million of R$	3Q11	2Q11	3Q10	9M11	9M10

Net Financial Result	(2,064)	(79)	183	(2,198)	(1,077)
Foreign Exchange Variation (FX)	(1,620)	379	638	(1,026)	299
Monetary Variation (MV)	(65)	(65)	(40)	(182)	(290)
Net Financial Result Excluding FX and MV	(379)	(392)	(416)	(989)	(1,085)

* Non-recurring expenses classified under Other Expenses

In order to protect its cash flow and reduce volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. In September 2011, the Company had five derivative transactions for hedging purposes with maturities, currencies, rates and amounts that are perfectly adequate for the assets and liabilities being protected. In any given scenario, gains or losses in hedge positions will be offset by gains or losses in the protected assets and liabilities.

▶	Net Income

Braskem posted a net loss of R$1,046 million in 3Q11, mainly due to the R$2.1 billion impact of the net financial expense, affected by the depreciation of the real, as explained above, and reduced cash flow capacity generation in the period. In the nine months of 2011, the Company reported a net loss of R$316 million.

▶	Cash Flow

Braskem s operating cash flow adjusted for financial investments totaled R$1,431 million in 3Q11, R$384 million higher than the R$1,047 million recorded in the previous quarter. Working capital had a positive impact of R$773 million in 3Q11, mainly due to: (i) the positive variation of R$1,303 million in the Suppliers account, explained by the period exchange variation; (ii) the reduction in Inventories, with an impact of R$218 million; partially offset by (iii) the R$647 million increase in Accounts Receivable, influenced by higher sales volume, the exchange variation and other asset accounts.

R$ Million	3Q11	2Q11	3Q10	9M11	9M10

Operating Cash Flow Adjusted	1,431	1,047	1,042	3,053	2,761
Interest Paid	(145)	(248)	(253)	(566)	(699)
Income Tax and Social Contribution	(24)	(30)	(5)	(72)	(27)
Investments	(648)	(511)	(311)	(1,484)	(2,358)
Free Cash Flow Adjusted	614	258	472	931	(323)

Adjusted free cash flow was positive by R$614 million, R$356 million higher than in 2Q11, chiefly due to the working capital contribution, as explained above, and the reduction in 3Q11 interest rates, partially offset by higher disbursements with investment activities, especially related to expansion projects.

In 9M11, free cash flow was positive by R$931 million, a substantial R$1,254 million more than the same period last year, which was impacted by outflow of R$1.4 billion for the acquisition of the assets of Quattor, Polibutenos, Unipar Comercial and Sunoco Chemicals. The Interest Paid line fell by 19%, reflecting the reduced cost of debt due to the restructuring of the Company s debt profile.

▶	Capital Structure and Liquidity

On September 30, 2011, Braskem registered gross debt of US$7,673 million, down 3% from the end of the previous quarter, 65% of which pegged to the U.S. dollar. On the other hand, cash and financial investments increased by 10% to US$1,872 million. It is worth noting that this high cash level returned to normal at the beginning of October, following the disbursement of US$323 million for the acquisition of Dow s PP business. Braskem also maintained its strategy of optimizing cash carrying costs by contracting two stand-by loans totaling US$600 million that do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the operations.

As a result, Braskem s consolidated net debt in USD contracted by 6% over 2Q11 to US$5,801 million. In BRL, however, net debt moved up by 11%, due to the 19% period appreciation of the dollar. 70% of the net debt is dollar-pegged.

Given the net debt s U.S. dollar exposure, average financial leverage measured by net debt/EBITDA ratio, fell from 2.47x in 2Q11 to 2.32x in 3Q11, in dollar terms, in line with the Company s objective of maintaining leverage at around 2.5x. In reais, the ratio was 2.62x, up by 14%, mainly reflecting the period appreciation of the dollar.

On September 30, 2011, the average debt term was 12.4 years, versus 10.3 years at the close of June 2011. Considering only the dollar portion of the debt, the average term was 17.2 years on September 30, mainly due to the US$500 million bond issue at the end of July, due in 2041, with a yield of 7.25% p.a. and a coupon of 7.125% p.a. This was Braskem s first 30-year issue, which gave it access to a new profile of investor.

The Company s average debt cost on September 30 was 6.1% in dollars and 88.2% of the CDI overnight rate in reais.

The following charts present Braskem s gross debt by category and indexer.

The following chart shows the Company s consolidated amortization schedule on September 30, 2011.

Only 11% of Braskem s total debt will mature in the next 15 months and its continued high liquidity, excluding the portion of cash allocated to the acquisition of Dow s PP business in early October, ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 27 months or 30 months considering stand by credit line.

▶	INVESTMENTS:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem invested R$1,349 million in 9M11 (not including capitalized interest), 33% higher than the R$1,011 million invested in 9M10.

Most of this amount was invested in capacity expansion projects. The project to build the PVC plant in Alagoas, which is scheduled for start-up in May 2012, absorbed R$348.5 million, while the Butadiene[9] project absorbed R$62 million.

The Company invested R$105 million in Ethylene XXI project, in Mexico, R$16 million more than the initial annual estimate of R$89 million. Due to the attractiveness of the project, and seeking to ensure its commissioning within the stipulated deadline, the additional expenditure was allocated to anticipating ground preparations, due to the approach of the rainy season in the region, and the advanced purchase of equipment with lengthy manufacturing and delivery periods.

Braskem also spent R$319 million on scheduled maintenance shutdowns, in line with its determination to keep its plants operating with high levels of operational efficiency and reliability. These investments were mainly allocated to (i) the Rio de Janeiro unit (formerly Riopol), where a 30-day maintenance stoppage was concluded at the end of July; and (ii) the shutdown at the Triunfo unit, in Rio Grande de Sul, which began at the end of October and is expected to last for 20 days. A part of these investments were already disbursed throughout 9M11.

▶	SYNERGIES:

Braskem remains focused on improving the operational efficiency of the assets  acquired, and various initiatives have been initiated to capture the synergies from the transaction.

Synergies totaling R$309 million in annual and recurring EBITDA were captured in 9M11. The main gains were on the industrial and logistics fronts and primarily resulted from: (i) integrating planning by the industrial units; (ii) a reduction of around 20% in the number of grades (ongoing); (iii) the optimization of production and cracker products such as butadiene; (iv) gains from international storage and freight charges; and (v) the integrated management of feedstock purchases, such as naphtha and propylene. In terms of the Company s Income Statement, around 70% of the synergies are allocated to the Revenue and Production Costs lines.

[9] Estimated investments of R$1,644 million for 2011 do not include the Butadiene project, since it is a project in which the Company received advances from clients and do not impact the Company leverage.

For 2011 as a whole, Braskem expects to capture R$377 million in annual and recurring EBITDA, rising to R$495 million in 2012.

▶	ACQUISITION OF THE POLYPROPYLENE BUSINESS

On September 30, 2011, Braskem announced the conclusion of its acquisition of Dow Chemical s polypropylene business, which was disclosed to the market on July 27.

The business consists of four industrial plants, two of which in the United States and two in Germany. The U.S. assets are located in Freeport and Seadrift, in Texas, and have a combined annual production capacity of 505 ktons, increasing Braskem's annual PP production capacity in that country by 50% to 1,425 ktons. The German assets are located in Wesseling and Shckopau and have a joint annual production capacity of 545 ktons.

Operating performance of the acquired assets:

Former DOW PP Business	3Q11 (A)	2Q11 (B)	3Q10 (C )	Chg. (%) (A)/(B)	Chg. (%) (A)/(C )	9M11	2010
Net Sales (US$ million)	453	513	374	-12%	21%	1,423	1,520
Volume (kton)	243	245	246	-1%	-1%	736	980
Production (kton)	233	263	263	-11%	-11%	756	999

Note: these numbers were consolidated based on data collected during due diligence and have not been audited.

The transaction was approved by the U.S. and European antitrust authorities the U.S. Federal Trade Commission and the Antitrust Divisions of the U.S. Department of Justice and the European Union. The acquisition of these assets strengthens Braskem s international expansion strategy and consolidates its position as the largest polypropylene producer in the United States.

Braskem paid US$323 million for the equity. For accounting effects, the date of acquisition is October 03, 2011. From this date on, the result of acquired business is consolidated in Braskem figures.

▶	PROJECT PIPELINE:

Consistent with its medium and long-term strategy, which focuses on Brazilian market growth, the diversification of its energy matrix, its internationalization process and the consolidation of its biopolymer market leadership, Braskem has the following projects in its pipeline:

▶	PVC Expansion

The project to expand PVC capacity by 200 ktons/year, involving total investments of US$470 million and an estimated NPV of US$450 million, is scheduled for start-up in May 2012. In 9M11, activities were reorganized, thanks to the progress of the project. Investments in 2010 and 2011 to date total R$432 million and should reach R$489 million by the end of this year, which should be offset in other fronts. The reorganization of activities will not alter the total investment estimate or the scheduled conclusion dates. The goal is to meet growing domestic demand for PVC, whose demand increased by around 6% year-on-year in 9M11.

Construction was more than 61% complete at the end of the quarter, as planned, and had accrued more than 4.4 million man-hours with no accidents of any kind (with or without sick leave). The main items of equipment, ordered from global suppliers, are already in the advanced stage of manufacture.

To finance the project, in addition to the line of up to R$525 million already approved by the BNDES with a total term of 9 years and 88% denominated in Brazilian reais at the TJLP+1.46%, Braskem also received approval for a financing line of R$200 million from BNB, to be amortized over 12 years at 8.5% p.a.

▶	Butadiene Project

Braskem will invest approximately R$300 million to build a new butadiene plant, using the crude C4 stream. The project involves the installation of a new line with a capacity of 100 ktons/year and absorbed investments of R$62 million in 9M11. The Company also signed product pre-sale agreements that have resulted in advances of around R$200 million to date.

Construction is 42% complete and on-schedule, with no accidents of any kind. The spherical tanks that will be used to store the butadiene are already in the advanced stage of assembly. The project is scheduled for start-up in July 2012. Braskem s butadiene supply will increase by around 30% to 446 ktons/year. On the international market, 9M11 butadiene prices rose by approximately 60% in relation to the same period last year.

▶	Mexico Project Ethylene XXI

The integrated project in Mexico in which Braskem and IDESA are participating jointly with respective interests of 65% and 35%, involves the production of polyethylene resins using ethane as a feedstock and is based on an ethane supply agreement with PEMEX-Gás for the supply of 66,000 barrels/day over 20 years, based on benchmark Mont Belvieu prices. The project will also diversify Braskem s feedstock matrix, increasing the competitiveness of its assets.

Fixed investments are now estimated at around US$3.0 billion, due to inflation and a more detailed analysis of the investments with the progress of FEED (Front End Engineering Design), which has been developed by the consortium responsible for constructing the project, comprising Technip, ICA Fluor and Construtora Norberto Odebrecht (CNO). The total investment will be financed under the project-finance model (70% debt/30% equity). Conclusion of the works and the start-up of operations are scheduled for the first half of 2015.

The following events in 3Q11 deserve mention: (i) the beginning of ground preparation works on the site of the future industrial complex, given soil conditions and rainfall in the region; and (ii) the advanced purchase of equipment with lengthy manufacturing and delivery periods.

There is a shortage of polyethylene in the Mexican market, which is expected to record 5% growth this year to around 1.910 million tons, 70% of which imported. This represents a major future sales opportunity for the Company, which is committed to developing and perpetuating the local industry.

Sumitomo Bank is the project's financial advisor and the Company has already received formal manifestations from other financial institutions interested in supporting the project.

Braskem is still in the due diligence phase of structuring the project finance, which should be concluded in the first quarter of 2012, with construction beginning in the same year. The financial institutions multilateral agencies, export credit agencies and development banks involved in this process, which includes social and environmental, technical, legal, market and insurance due diligence, have hired independent consulting firms who are specialized in their respective areas and who are working in a coordinated manner with the project team in order to finalize the process.

▶	Other MoUs in Latin America

Braskem also has similar projects in less advanced phases in Peru, Bolivia and Venezuela. In the case of Peru, Braskem, Petrobras and PetroPeru concluded, in 2010, the analysis phase and the technical design of the petrochemical complex project to be installed in southern Peru, with polyethylene production capacity estimated at approximately 1.0 million tons/year. Braskem has already inaugurated an office in the city of Lima to support the team involved in the project and the commercial team that is already working in the country.

[10] Source: Plastic Association (Mexico)

▶	Green Polypropylene Project

In keeping with its strategy of becoming the world leader in sustainable chemicals, Braskem is developing a project to produce Green Polypropylene with an annual production capacity of at least 30 ktons of green propylene. The basic engineering studies should be concluded in 2011, with start-up expected in the second half of 2013. The project is still pending approval by the Board of Directors.

▶	Innovation Pipeline - Product Development

New polypropylene resin for the non-woven market

Braskem has launched a new PP resin for the non-woven market. The new technology ensures the best flow conductor and barrier properties (including a physical barrier against micro-organisms such as bacteria), as well as greater uniformity in the non-woven layer. Its main applications are in clothing, surgical gowns and masks, diapers and sanitary napkins.

New resin for flexible PVC applications

Developed for use in the pharmaceutical, food and hospital industries, the new resin provides greater thermal stability and processability, in line with the strict technical and regulatory requirements in these segments.

Polyethylene to improve surface finishing

New resins have been launched for use in low-volume blow molding packaging, mostly for cleaning material, cosmetics and surfactant containers. With excellent surface finishing, the new resins ensure a high level of brightness and special optical properties, as well as excellent balance between rigidity and impact resistance and high stress-cracking resistance. One of the resins also presents extremely high rigidity and low permeability to gases and vapors, essential properties for pharmaceutical, dairy product, juice and alcohol packaging

PVC House

In association with DuPont and Global Housing, Braskem has developed a new residential construction concept at an affordable cost. The system permits the construction of houses with complete finishing on an industrial scale. As a result, a unit can be built in only a week. The project, called PVC Concrete House, has already been approved by the Caixa Econômica Federal for the construction of 1,000 houses throughout Brazil.

▶	BRASKEM S COMPETITIVE ADVANTAGES:

▶	VISIO Program

In 3Q11, Braskem implemented more than 50 initiatives focused on improving management, developing new businesses or improving the operational efficiency of its clients. We are also developing a further 300 such initiatives, involving not only our commercial team, but also the most diverse areas of the Company, aimed at adding value to our clients.

An example of these important initiatives is the support to our client Borealis in the contracting and purchase of energy. The exchange of knowhow among power specialists from both companies allowed Borealis to enjoy a significant power cost reduction.

In a partnership with Mabe, Braskem replaced the material used in covers and panels of  Continental line washers for Polypropylene, allowing for a production cost reduction to the Client.

With the progress of the VISIO program, Braskem is reaffirming its commitment to developing and strengthening Brazil’s plastics production chain.

▶	Solutions for a More Sustainable Life

Aiming to strengthen the business community s contribution to increasing society s commitment to sustainability, Braskem has taken an active part in the discussions of the National Commission for Rio+20 the United Nations Conference on Sustainable Development, which will take place in Brazil in 2012, in association with the Business Council for Sustainable Development (CEBDS) and the Brazilian Global Compact Committee (CBPG).

In regard to the Company itself, 3Q11 was marked by the strengthening of process and workplace safety management. The accident rate through September (resulting or not in sick leave) was 1.25 accidents / million man-hours), a 38% year-on-year improvement. The Company s greenhouse gas management also received independent recognition when the BM&FBOVESPA included Braskem in the new Carbon Efficient Index.

Aiming to expand its contribution through increasingly sustainable products, Braskem announced a partnership with Lanxess which will allow this client to produce EPDM (ethylene propylene diene monomer), a raw material for rubber artifacts, partially from renewable raw materials.

Another important period initiative was the conclusion of the educational material on the life cycle of plastics, entitled Um novo olhar sobre o plástico . The material was distributed to 1,577 schools throughout the country and outlines plastic s positive points, as well as educating the population on what they can do to reduce impact after consumption. These positive points include: a) its lightness, which increases the energetic efficiency of its applications and reduces greenhouse gas emissions; b) its low cost, which permits access to products and services by a greater portion of the population; and c) its durability, which permits reuse and recycling.

Finally, it is worth drawing attention to Braskem s 2010 Annual and Sustainability Report, which contains a details the Company s practices and results in the economic, social and environmental areas, and also its vision of the future and how it can expand its contribution to sustainable development.

▶	OUTLOOK:

At the end of September, the International Monetary Fund (IMF) released a report entitled World Economic Outlook, which reduced projected global GDP growth from 4.3% to 4.0%, mainly due to the worsening of the economic growth scenario, jeopardized by European sovereign debt, leading to slower growth in both the developed and emerging markets. Positive figures related to U.S. GDP growth in the third quarter and the expansion of Chinese industrial activity in October were insufficient to alter the prevailing caution in the short and medium term.

Nevertheless, Brazil remains well positioned within the global context and should still record annual GDP growth of around 3.2% even though the pace has slowed in relation to beginning-of-year expectations. The appreciation of the real and the ICMS tax (state VAT) benefits conceded to importers by the ports with incentives triggered an increase in import volume, seriously jeopardizing several sectors of Brazilian industry (footwear, pulp and paper, equipment, etc.) and acted as a brake on growth. The federal government has adopted measures to try to maintain the competitiveness of local industry and promote its expansion and development through initiatives such as: Plano Brasil Maior, which includes the Reintegro program (export credit); and an attempt to balance the ICMS tax (state VAT) among the various states.

The Brasil Maior Plan was created by the federal government with the intention to create and strengthen the industry competitiveness. For running this, specific committees and boards have been created, focused on different industrial sectors. Braskem is part of the Chemical-Petrochemical Competitiveness Board, together with sector associations.

Additionally, the consistent increase in Brazilian families consumption levels, reflecting higher income and heated labor market (unemployment levels in 3Q11 stood at 6%, the lowest rate since 2002), is expected to remain as an important driver for the growth of the Brazilian economy, leading to a potential increase in the demand for plastics.

In this scenario, Braskem s strategy remains centered on rising its competitiveness through: (i) partnerships with its clients and the sustainability of Brazil s petrochemical and plastics chain; (ii) recovering its local market share; (iii) maximizing operational efficiency through scheduled maintenance shutdowns to improve the productivity of its assets; (iv) constant pursuit of costs reduction; (v) fully capturing synergies in order to add value to the acquired assets; (vi) to add value to existing streams; and (vii) to maintain financial health.

Taking advantage of the volatile international scenario and an eventual reduction in global demand, the Company decided to bring forward a 20-day shutdown of one of the lines in the Camaçari petrochemical complex, which had been originally scheduled for the beginning of 2012, to the second half of November. This decision underlines Braskem s pro-active planning on its assets management, aiming to take full and proper advantage of market opportunities.

Petrochemical industry spreads are expected to remain under pressure in 4Q11 following the global scenario.

In the medium and long term, however, the outlook remains positive. Braskem is therefore maintaining its commitment to sustainable growth and development, and will continue to act proactively in pursuit of the best opportunities, seeking to create value for its shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain, without losing its focus on financial discipline.

▶	UPCOMING EVENTS:

▶	IR TEAM:

Roberta Varella	Susana S. Yamamoto
IR Manager	IR Coordinator
Phone: (55 11) 3576-9178	Phone: (55 11) 3576-9970
roberta.varella@braskem.com.br	susana.yamamoto@braskem.com.br

Daniela Balle de Castro	Pedro Gomes de Souza
IR Analyst	IR Analyst
Phone: (55 11) 3576-9615	Phone: (55 11) 3576-9010
daniela.castro@braskem.com.br	pedro.gomes@braskem.com.br

Marina Dalben
IR Analyst (Debt)
Phone: (55 11) 3576-9716
marina.dalben@braskem.com.br

NOTE:

(i) On September 30, 2011, the Real/U.S. Dollar exchange rate was R$ 1.8544/US$ 1.00.
(ii) Braskem s consolidated results reflect the pro-forma consolidation of 100% of the results of Quattor Participações and Sunoco Chemicals, which were consolidated in accordance with the accounting rules as of May and April 2010 respectively.
Braskem s consolidated financial statements were affected by the deconsolidation of Cetrel and the inclusion of the proportional investment in the joint subsidiary Refinaria de Petróleo Rio-Grandense (RPR). As of 2Q11, Cetrel s figures were consolidated in full, retroactive to January 2011.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. With 35 industrial plants, 28 of which in Brazil, five in the United States and two in Europe, the Company has an annual production capacity of more than 16 million tons of thermoplastic resins and other petrochemical products.

  DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem s management. Words such as anticipate , wish , expect , foresee , intend , plan , predict , project , aim and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Income Statement Pro Forma
(R$ million)

Income Statement CONSOLIDATED Pro Forma	3Q11 (A)	2Q11 (B)	3Q10 (C )	Change (%) (A)/(B)	Change (%) (A)/(C )	9M11 (D)	9M10 (E)	Change (%) (D)/(E)
Gross Revenue	10,388	10,071	9,387	3%	11%	29,518	26,071	13%
Net Revenue	8,686	8,368	7,547	4%	15%	24,466	20,862	17%
Cost of Good Sold	(7,765)	(7,137)	(6,456)	9%	20%	(21,302)	(17,703)	20%
GrossProfit	921	1,231	1,090	-25%	-16%	3,164	3,159	0%
Selling Expenses	(216)	(187)	(200)	16%	8%	(609)	(612)	-1%
General and Administrative Expenses	(279)	(286)	(280)	-2%	0%	(847)	(766)	11%
Other operating income (expenses)	(8)	(21)	(16)	61%	-48%	(41)	(78)	-47%
Non Recurring Expenses Related to Fixed Assets	70	7	(3)	-	-	77	5	-
EBITDA	940	1,152	1,036	-18%	-9%	3,024	2,982	1%
EBITDA Margin	10.8%	13.8%	13.7%	-2.9 p.p.	-2.9 p.p.	12.4%	14.3%	-1.9 p.p.
Depreciation and Amortization	453	406	444	11%	2%	1,280	1,274	1%
Cost	404	365	427	10%	-5%	1,152	1,204	-4%
Expenses	49	41	17	20%	185%	128	69	85%
* As of 2Q11, we began to consolidate Cetrel s figures in full, retroactive to January 2011.

EXHIBIT II
Consolidated Income Statement Real[11]
(R$ million)

Income Statement CONSOLIDATED Real	3Q11 (A)	2Q11 (B)	3Q10 (C )	Change (%) (A)/(B)	Change (%) (A)/(C )	9M11 (D)	9M10 (E)	Change (%) (D)/(E)
Gross Revenue	10,388	10,071	9,387	3%	11%	29,518	22,910	29%
Net Revenue	8,686	8,368	7,547	4%	15%	24,466	18,528	32%
Cost of Good Sold	(7,765)	(7,137)	(6,456)	9%	20%	(21,302)	(15,650)	36%
Gross Profit	921	1,231	1,090	-25%	-16%	3,164	2,878	10%
Selling Expenses	(216)	(187)	(200)	16%	8%	(609)	(508)	20%
General and Administrative Expenses	(279)	(286)	(280)	-2%	0%	(847)	(702)	21%
Business Combination	-	-	-	-	-	-	975	-
Other Net Operating Income (expenses)	(8)	(21)	(16)	-61%	-48%	(41)	(70)	-41%
Investment in Subsidiary and Associated Companies	(1)	0	9			(2)	25
Operating Profit Before Financial Result	416	738	604	-44%	-31%	1,664	2,599	-36%
Net Financial Result	(2,064)	(79)	180	-	-	(2,198)	(786)	-180%
Profit (loss) Before Tax and Social Contribution	(1,647)	659	784	-	-	(534)	1,813	-
Income Tax / Social Contribution	601	(239)	(251)	-	-	218	(280)	-
Net Profit (loss)	(1,046)	420	532	-	-	(316)	1,533	-
Earnings (loss) Per Share	(1.32)	0.52	0.67			(0.41)	1.92

11 Quattor, Sunoco, Unipar Comercial and Polibutenos in the period from January to April are not part of the results of Braskem Consolidated, since they were acquired in the 2nd quarter 2010.

EXHIBIT III
Restatement of EBITDA
(R$ million)

EBITDA Restatement 3Q11	3Q11	3Q10

EBITDA	940	1,036
Depreciation included in COGS and SG&A	(453)	(444)
Pro Forma EBITDA Impact Elimination / non recurring	(70)	3
Investment in subsidiaries and associated companies	(1)	9
Financial Result	(2,064)	180
Income Tax and Social Contribution	601	(251)
Net Income	(1,046)	532

EXHIBIT IV
Consolidated Balance Sheet
(R$ million)

ASSETS	09/30/2011 (A)	06/30/2011 (B)	Change (%) (A)/(B)

Current	10,988	9,653	14
Cash and Cash Equivalents	3,254	2,370	37
Marketable Securities	187	250	(25)
Accounts Receivable	2,544	1,894	34
Inventories	3,447	3,692	(7)
Recoverable Taxes	1,184	1,118	6
Prepaid Expenses	11	27	(61)
Others	361	302	19
Non Current	25,930	25,391	2
Marketable Securities	31	26	18
Compulsory Deposits and Escrow Accounts	201	201	0
Accounts Receivable	54	58	(7)
Deferred Income Tax and Social Contribution	1,112	1,101	1
Recoverable Taxes	1,255	1,141	10
Related Companies	57	56	2
Others Accounts Receivable	263	211	25
Investments	37	38	(1)
Fixed Assets	19,886	19,543	2
Intangible	3,034	3,018	1
Total Assets	36,918	35,044	5

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2011 (A)	06/30/2011 (B)	Change (%) (A)/(B)

Current	9,598	8,441	14
Suppliers	7,060	5,757	23
Financing	1,399	1,651	(15)
Hedge Accounting Opperations	72	[26]	176
Salary and Payroll Charges	290	258	12
Dividends and Interest on Equity	5	5	(0)
Tax Payable	586	536	9
Advances from Customers	25	17	42
Others	161	190	(15)
Non Current	17,245	15,564	11
Financing	12,830	10,656	20
Hedge Accounting Opperations	14	13	9
Deferred Income Tax and Social Contribution	1,801	2,369	(24)
Taxes Payable	1,601	1,589	1
Sundry Provisions	350	342	2
Advances from Customers	185	156	19
Others	464	440	6
Shareholders' Equity	10,075	11,039	(9)
Capital	8,043	8,043	-
Capital Reserves	846	846	-
Profit Reserves	1,089	1,089	-
Treasury Shares	(60)	(60)	-
Other Comprehensive Income	327	254	29
Retained Earnings (losses)	(307)	737	(142)
Company's Shareholders	9,937	10,908	(9)
Non Controlling Interest	138	131	5
Total Liabilities and Shareholders' Equity	36,918	35,044	5

EXHIBIT V
Cash Flow
(R$ million)

Cash Flow	3Q11	2Q11	3Q10	9M11	9M10

Profit (loss) Before Income Tax and Social Contribution	(1,647)	659	788	(534)	1,630
Adjust for Net Income Restatement
Depreciation and Amortization	453	406	436	1,280	1,265
Equity Result	1	(0)	(9)	2	(24)
Interest, Monetary and Exchange Variation, Net	1,847	(68)	(234)	1,848	377
Business Combination					(975)
Others	4	(4)	0	13	165
Cash Generation before Working Capital	658	993	981	2,610	2,437
Operating Working Capital Variation
Market Securities	68	229	13	72	100
Account Receivable	(647)	(7)	284	(628)	(105)
Recoverable Taxes	(156)	(54)	8	(219)	235
Inventories	218	(393)	211	(432)	(392)
Advanced Expenses	16	12	28	31	(18)
Dividends					4
Other Account Receivables	(110)	(45)	0	(184)	(13)
Suppliers	1,303	539	(757)	1,851	843
Advances from Customers	37	127	7	160	(4)
Taxes Payable	82	37	86	39	(399)
Fiscal Incentives	(7)	6	2	1	6
Other Account Payables	32	(137)	191	(152)	167
Other Provisions	5	(32)		(24)
Operating Cash Flow	1,499	1,277	1,055	3,125	2,861
Interest Paid	(145)	(248)	(253)	(566)	(699)
Income Tax and Social Contribution	(24)	(30)	(5)	(72)	(27)
Net Cash provided by operating activities	1,330	999	797	2,488	2,135
Proceeds from the sale of fixed assets	1	1	0	3	1
Proceeds from the capital reduction of associates		7		7
Additions to Investment			6		(1,359)
Additions to Fixed Assets	(644)	(514)	(332)	(1,475)	(966)
Additions to Intangible Assets	(4)	(3)	(6)	(7)	(40)
Financial Assets Held to Maturity	(1)	(2)	20	(12)	6
Cash used in Investing Activities	(648)	(511)	(311)	(1,484)	(2,358)
New Loans	2,014	2,251	987	5,138	4,727
Amortization and Paid Interests	(1,711)	(2,162)	(1,416)	(4,813)	(8,468)
Repurchase of Shares				(1)
Dividends	(0)	(665)		(665)	(3)
Capital Increase			34		3,769
Others	4	(7)		(2)
Cash used in Financing Activities	307	(582)	(395)	(343)	25
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companie	(104)	(1)		(105)
Increase (decrease) in Cash and Cash Equivalents	884	(96)	90	556	(198)
Represented by
Cash and Cash Equivalents at The Beginning of The Year *	2,370	2,465	3,006	2,698	3,294
Cash and Cash Equivalents at The End of The Year	3,254	2,370	3,096	3,254	3,096
Increase (Decrease) in Cash and Cash Equivalents	884	(96)	90	556	(198)

* As of 2Q11, Cetrel s figures were consolidated in full, retroactive to January 2011. Consequently initial cash 2Q11 includes Cetrel s cash.

EXHIBIT VI
Production Volume

PRODUCTION CONSOLIDATED

tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11

Polyolefins
PE's	590,379	630,398	676,819	639,180	576,414	620,383	623,964
PP	388,551	359,623	417,914	431,534	400,940	358,470	423,381

Vinyls
PVC	122,614	110,466	125,170	117,309	92,855	107,415	121,120
Caustic Soda	114,955	124,611	121,981	99,225	63,962	74,409	118,105
EDC	26,889	20,930	28,077	19,232	1,326		5
Chlorine	14,610	13,665	11,840	12,225	10,607	11,155	12,181

Basic Petrochemicals
Ethylene	791,358	832,218	861,717	791,333	739,176	808,278	812,442
Propylene	377,468	389,790	399,689	353,195	342,698	379,448	365,629
Benzene	232,408	234,155	234,066	208,150	204,124	221,063	203,897
Butadiene	83,044	83,524	84,272	70,868	72,752	80,939	84,245
Toluene	31,608	37,283	43,638	36,673	38,762	38,231	34,070
Fuel (m³)	209,333	221,934	234,511	218,287	169,897	208,945	213,302
Paraxylene	45,647	41,838	44,684	28,994	31,326	41,801	34,541
Orthoxylene	23,545	24,937	24,290	18,630	16,174	21,656	17,667
Isoprene	4,993	4,854	4,927	2,748	2,474	2,005	3,855
Butene 1	19,141	21,983	20,801	19,418	20,690	18,932	15,562
ETBE	77,031	82,723	81,627	69,558	72,052	76,373	74,181
Mixed Xylene	18,243	23,205	23,511	23,742	22,279	20,117	25,843
Cumene	70,409	70,896	69,881	75,098	71,379	83,561	72,708
Polybutene	5,155	7,316	5,201	6,841	5,659	7,053	3,846
GLP	5,843	7,117	13,329	9,772	9,988	4,620	3,049
Fuel Oil	7,408	7,504	7,841	6,143
Aromatic Residue	14,557	15,319	16,874	22,105	37,529	42,051	41,816
Petrochemical Resins	3,559	3,226	3,421	3,446	3,688	4,227	3,383

International Business
PP	178,437	218,834	233,765	208,986	194,921	187,577	198,008

EXHIBIT VII
Consolidated Sales Volume
Domestic Market

Domestic Market Sales Volume CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11

Polyolefins
PE's	384,464	390,365	475,227	424,769	366,310	371,823	418,298
PP	296,668	288,344	328,207	320,083	290,071	272,456	303,560
Vinyls
PVC	123,158	120,895	130,783	129,945	106,435	119,742	135,350
Caustic Soda	100,859	114,242	127,474	120,496	90,331	96,849	112,447
Chlorine	14,628	13,442	11,801	11,795	11,076	11,096	12,269

Basic Petrochemicals
Ethylene	127,399	142,144	125,576	112,287	122,464	124,022	121,969
Propylene	67,549	62,468	63,668	60,361	52,307	57,107	53,249
Benzene	118,852	108,661	97,361	93,331	107,934	103,569	112,462
Butadiene	73,778	54,899	62,788	58,750	62,239	68,659	68,153
Toluene	24,783	21,715	23,333	24,592	22,504	23,797	28,148
Fuel (M3)	204,787	193,383	202,196	228,330	223,792	212,659	201,803
Orthoxylene	21,910	25,211	23,352	21,045	16,354	19,410	17,805
Isoprene	2,501	3,203	3,532	3,129	1,488	1,573	1,509
ETBE	8	22	35	12	22	34
Mixed Xylene	19,466	18,324	21,221	20,881	18,754	17,992	21,238
Cumene	69,347	72,217	72,032	75,294	75,027	76,153	76,066
Isobutene	5,155	7,316	4,212	3,527	2,600	3,658	3,647
GLP	7,956	5,981	11,928	8,021	9,788	5,548	7,385
Fuel Oil	7,408	7,504	11,159	6,135	5,477	6,866	6,145
Aromatic Residue	14,995	14,618	14,881	15,432	31,143	50,750	44,062
Petrochemical Resins	2,154	2,356	2,497	2,213	2,816	2,505	2,461

EXHIBIT VIII
Consolidated Sales Volume
Export Market and International Business

Export Market Sales Volume CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
Polyolefins
PE's	186,982	177,232	241,935	217,179	192,403	221,140	260,168
PP	66,808	58,835	100,523	104,564	102,980	89,160	129,319
Vinyls
PVC		73	48	73	144	48	120
Caustic Soda	1,003	4,898
EDC	26,026	24,302	25,908	12,986	10,800

Basic Petrochemicals Unit
Ethylene			6,079	3,774			7,737
Propylene	37,257	53,256	41,197	28,688	33,084	43,965	43,478
Benzene	75,566	75,193	81,850	61,288	44,653	52,256	44,254
Butadiene	13,617	23,742	23,692	16,840	10,058	10,122	17,350
Toluene	3,324	9,649	30,801	6,779	14,960	6,889	27,700
Fuel (M3)	9,246	28,992	17,424	987		8,409	4,174
Paraxylene	47,988	47,238	45,905	31,282	30,396	33,459	38,144
Isopropene	2,359	1,681	1,600	48	807	835	1,658
Butene 1	6,732	14,413	7,345	6,119	5,025	8,173	4,353
ETBE	62,749	80,302	81,709	70,073	81,097	60,955	82,966
Mixed Xylene	318	4,067	3,370	4,906	1,341	265	2,753
Isobutene				3,001	2,823	2,192	2,447
Petrochemical Resins	1,998	1,639	987	787	1,244	984	1,271

International Business
PP	200,247	202,441	227,954	209,453	199,518	184,744	206,387

EXHIBIT IX
Consolidated Net Revenue

Net Revenue by Segment
Million of R$	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11

Polyolefins
Domestic Market	2,151	2,306	2,575	2,446	2,297	2,319	2,397
Export Market	652	648	828	814	810	857	1,033

Vinyls
Domestic Market	391	411	426	454	377	442	442
Export Market	21	23	19	10	8	0	0

Basic Petrochemicals
Domestic Market
Ethylene/Propylene	422	463	398	367	422	499	440
Butadiene	209	192	231	192	229	343	426
Cumene	137	162	143	140	161	188	185
BTX	296	289	228	231	281	298	301
Others	304	295	308	333	341	382	366
Export Market
Ethylene/Propylene	94	126	100	70	86	127	129
Butadiene	39	88	86	55	37	53	111
BTX	240	230	232	185	209	201	230
Others	146	222	179	154	182	191	226

International Business	569	575	594	529	653	735	722

Resale*
Domestic Market	52	73	200	69		2	11
Export Market	207	262	504	599	908	1,216	1,162

Quantiq**	115	152	261	262	174	204	192

Others	525	229	235	56	214	310	314
Total	6,568	6,747	7,547	6,967	7,388	8,368	8,686
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

EXHIBIT X
Results by Business Segment
(R$ million)

Results by Business Segment YTD 2011
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	17,504	9,691	1,306	2,109	30,610	(6,144)	24,466
Cost of Goods Sold	(15,600)	(8,803)	(1,219)	(1,961)	(27,583)	6,281	(21,302)
Operating Expenses	(423)	(606)	(132)	(121)	(1,282)	(217)	(1,499)
Operating Profit	1,481	283	(44)	27	1,747	(83)	1,664

Results by Business Segment YTD 2010
Segments
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business	Total reportable segments	Others /Adjustments	Braskem consolidated
Sales Net Revenues	14,507	9,284	1,322	1,737	26,850	(5,988)	20,862
Cost of Goods Sold	(12,674)	(8,240)	(1,193)	(1,574)	(23,681)	5,978	(17,703)
Operating Expenses	(517)	(524)	(99)	(37)	(1,177)	(250)	(1,427)
Operating Profit	1,316	520	30	126	1,992	710	2,702

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.